SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

AREL COMMUNICATIONS AND SOFTWARE LTD.

(Translation of Registrant’s name into English)

22 Einstein St., Science Park, Building #22, P.O. Box 4042,
Kiryat Weizman, Nes Ziona 74140 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arel Communications and Software Ltd. BY: /S/ Daniel Yelin —————————————— Daniel Yelin Chief Financial Officer

Dated: May 27, 2005

Contacts:
Media Relations:	Investor Relations:
Courtney Chauvin/Sandra Fathi	Jody Burfening/Carolyn Capaccio
Affect Strategies, Inc.	Lippert/Heilshorn & Associates
212-398-9680 x 142	212-838-3777
courtney@affectstrategies.com	ccapaccio@lhai.com

FOR IMMEDIATE RELEASE

Arel Communications and Software Ltd.
Reports First Quarter 2005 Results

ATLANTA – May 27, 2005 – Arel Communications and Software Ltd. (NASDAQ: ARLC), a technology leader in universal voice, video and data communications for interactive conferencing, collaboration and training applications, reported results for the first quarter ended March 31, 2005.

Revenue for the fourth quarter was $754,000 versus $555,000 in the fourth quarter of 2004 and $1.0 million in the first quarter of 2004. Net loss for the quarter was $(1.6) million, or $(0.12) per share, versus $(2.1) million, or $(0.16) per share in the fourth quarter of 2004 and $(1.0) million, or $(0.08) per share, in the first quarter of 2004.

Philippe Szwarc, chief executive officer of Arel, stated, “We are pleased that our first quarter results improved sequentially from Q4, although they remain modest as is typical of nascent technologies in emerging markets. Through new business wins, new strategic alliances and a growing pipeline of new business, we are proving both the strength and superiority of the Arel’s Spotlight™ solution and the gathering momentum of the rich media conferencing and collaboration market. During Q1, we converted 6 pilot programs into new, signed end-user contracts, and launched new selling agreements with 5 new channel partners, each a leader in its geography. Through our direct and channel selling efforts, we are also generating a solid pipeline of pilot projects and potential new customers. These opportunities affirm the immediate, unique benefits of improving business communication and increasing productivity that Arel’s solution offers.”

Mr. Szwarc concluded, “Arel remains in the nascent stage of the rich-media conferencing and collaboration market’s development as this technology, by its disruptive nature, gains acceptance. Our focus this year remains on winning new customers through our highly active multi-pronged sales approach, the addition of new channel partnerships, and continued development of our managed service option, all supported by unrelenting demonstration of the benefits of our unparalleled collaboration solution. Further, we are carefully managing expenses and conserving cash while making selected investments in R&D and sales to sustain our competitive lead. Our objective is to create, over time, a more consistent revenue stream, but remain subject in the near term to the quarter-to-quarter volatility that early stage development companies often experience. However, all indications are that industry sources and existing and prospective customers endorse Arel’s Spotlight™ solution as pioneering the development of this large addressable market through superior performance, seamless integration, and rich media capability. Arel remains focused capturing our emerging opportunity as rapidly as possible, on building a lengthening chain of opportunities, and on delivering the financial proof of our success over time.”

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Conference Call
Arel’s management will host a conference call at 10:00 a.m. ET today to discuss earnings and corporate activity. Please call the following dial-in numbers to participate:

United States (888) 527-1593
International Participants (706) 679-7685
Conference ID: 6468725

The public is invited to listen to the live webcast of the conference call. For details, visit Arel’s website at www.arelcom.com. An archive of the on-line broadcast will be available on the website

About Arel Communications and Software:
Arel Communications and Software, a technology leader in interactive web communications, develops, markets and sells a universal conferencing software solution for enterprise-wide deployment of integrated voice, video and data web conferencing/collaboration and training applications. Designed around Arel’s Integrated Conferencing Platform(TM) (ICP) core software, the Arel Spotlight(TM) application suite facilitates collaboration for key business processes such as corporate and marketing communications, distance learning, product development, customer relationship management, and supply chain management by allowing dispersed enterprise users to collaborate in real time with synchronized voice, video and data. Arel’s scalable, secure, and network-friendly universal conferencing solution is becoming the solution of choice for large enterprises moving from ‘off-network’ pay per usage services to ‘on-network’ solutions for greater control, cost-savings and integration with internal systems. For additional information, please visit www.arelcom.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

All trademarks recognized.

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AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31		December 31,
	2005	2004	2004
	(Unaudited)		(Audited)
	U.S. $ in thousands

A s s e t s
CURRENT ASSETS:
Cash and cash equivalents	912	3,134	3,123
Short-term investments	678	4,195	704
Accounts receivable:
Trade	2,419	5,865	1,681
Other	358	502	484
Investment in ArelNet Ltd.	1,271	641	1,070
Inventories	777	809	791

T o t a l current assets	6,415	15,146	7,853

SEVERANCE PAY FUNDS	439	554	601

PROPERTY AND EQUIPMENT, NET	335	418	352

OTHER ASSETS	82	686	86

T o t a l assets	7,271	16,804	8,892

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term loans	-	65	-
Accounts payable and accruals:
Trade	291	1,015	332
Deferred revenues	412	3,078	104
Employees related obligations	737	620	709
Other	1,156	3,019	1,894

T o t a l current liabilities	2,596	7,797	3,039

LONG-TERM LIABILITIES:
Income tax payable	1,037	-	1,068
Accrued severance pay liability	699	947	840

T o t a l long-term liabilities	1,736	947	1,908

T o t a l liabilities	4,332	8,744	4,947

SHAREHOLDERS' EQUITY:
Share capital	4	4	4
Additional paid-in capital	54,271	54,233	54,271
Accumulated other comprehensive income	1,146	516	945
Accumulated deficit	(52,482)	(46,693)	(51,275)

	2,939	8,060	3,945

	7,271	16,804	8,892

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2005	2004
	(Unaudited)
	U.S. $ in thousands

Revenues:
Sales	195	286
Services	559	716

	754	1,002
Cost of sales and services	359	458

Gross profit	395	544
Research and development expenses - net	607	583
Selling, general and administrative expenses	1,580	1,453
Income from settlement with W2COM	-	411

Operating loss	(1,792)	(1,081)
Financial income (expense) - net	1	35

Net loss before income tax benfit	(1,791)	(1,046)
Income tax benfit	228	-

Net loss for the period	(1,563)	(1,046)

Basic and Diluted loss per share	(0.12)	(0.08)

AREL COMMUNICATIONS AND SOFTWARE LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2005	2004
	(Unaudited)
	U.S. $ in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the period	(1,563)	(1,046)
Adjustments required to reconcile net loss to net cash used
in operating activities:
Depreciation and amortization of property and equipment	36	88
Capital loss on sale of property and equipment	-	-
Trading marketable securities, net	1	55
Allowance for doubtful accounts	(173)	(29)
Accrued employee rights upon retirement - net	21	2
Loss from decline in the value of short-term investments	25	-
Other - net	2	1
Changes in operating asset and liability items:
Decrease (increase) in trade receivables (before allowance for
doubtful accounts)	(565)	(2,738)
Decrease in other accounts receivable	126	112
Decrease (increase) in inventories	14	(275)
Increase (decrease) in trade payables	(41)	570
Increase (decrease) in deferred revenues	308	2,784
Increase in employees related obligations	28	14
Decrease in other liabilities (including long-term)	(413)	(160)

Net cash used in operating activities	(2,194)	(622)

CASH FLOWS FROM INVESTING ACTIVITIES:
Short-term bank deposits - net	-	(144)
Purchase of property, plant and equipment	(19)	(85)
Collection of long-term loan to an employee	2	2
Amounts carried to other assets	-	(6)

Net cash provide by (used in) investing activities	(17)	(233)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit-net	-	19
Issuance of share capital	-	78
Exercises of options	-	-
Repayment of long-term loan	-	(5)

Net cash provided by financing activities	-	92

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,211)	(763)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINING OF PERIOD	3,123	3,897

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	912	3,134